GrubDial Inc.

(a Delaware Corporation)

Audited Financial Statements

For the years ended December 31, 2025 and 2024

Financial Statements

GrubDial Inc.

Table of Contents











Alice CPA

Independent Auditor's Report

May 21, 2026
To the Shareholders and Management of GrubDial Inc.
Princeton, New Jersey

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying standalone financial statements of GrubDial Inc., which comprise the balance sheet as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the standalone financial statements referred to above present fairly, in all material respects, the financial position of GrubDial Inc. as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GrubDial Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the standalone financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of standalone financial statements that are free from material misstatement, whether due to fraud or error. In preparing the standalone financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GrubDial Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GrubDial Inc.'s internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the standalone financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GrubDial Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
May 21, 2026



GrubDial Inc.
BALANCE SHEETS
As of December 31, 2025 and 2024
(Audited)

ASSETS		2025		2024
Current Assets				
Cash and cash equivalents	$	18,064	$	-
Prepaid expenses		10,000		
Total Current Assets		**28,064**		**-**
Total Assets	$	**28,064**	$	**-**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current Liabilities				
Accounts payable	$	85,795	$	-
Due to related party		21,951		
Total Current Liabilities		**107,746**		**-**
Long-Term Liabilities				
Loans payable, related party, long-term		106,499		20,496
Total Long-Term Liabilities		**106,499**		**20,496**
Total Liabilities		**214,245**		**20,496**
Shareholder's Equity				
Common stock, $0.00001 par value; 12,000,000 shares authorized; 0 common stock issued and outstanding as of December 31, 2025 and 2024		-		-
Preferred stock, $0.00001 par value; 4,000,000 shares authorized; 0 preferred stock issued and outstanding as of December 31, 2025 and 2024		-		-
Additional paid-in capital		1,000		1,000
Retained earnings/ (Accumulated deficit)		(187,181)		(21,496)
Total Shareholder's Equity		**(186,181)**		**(20,496)**
Total Liabilities and Shareholder's Equity	$	**28,064**	$	**-**

The accompanying footnotes are an integral part of these financial statements.

GrubDial Inc.
INCOME STATEMENTS
For the Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024
Revenues	$ -	$ -
Operating Expenses		
General and administrative	138,230	20,453
Professional services	16,650	1,043
Rent	11,000	-
Total Operating Expenses	**165,880**	**21,496**
Other Income/ (Expense)		
Other income	195	-
Total Other Income/ (Expense)	**195**	**-**
Net Income (Loss)	**$ (165,685)**	**$ (21,496)**

The accompanying footnotes are an integral part of these financial statements.

GrubDial Inc.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2025 and 2024
(Audited)

	Common stock		Additional paid-in capital	Retained earnings/ (Accumulated Deficit)	Total shareholder's equity
	Shares	Value ($ par)			
Balance as of November 12, 2024 ("Inception")	-	$ -	$ -	$ -	$ -
Capital contribution	-	-	1,000	-	1,000
Net loss	-	-	-	(21,496)	(21,496)
Balance as of December 31, 2024	-	$ -	$ 1,000	$ (21,496)	$ (20,496)
Net loss	-	-	-	(165,685)	(165,685)
Balance as of December 31, 2025	-	$ -	$ 1,000	$ (187,181)	$ (186,181)

The accompanying footnotes are an integral part of these financial statements.

GrubDial Inc.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024
Cash Flows from Operating Activities		
Net Income (Loss)	$ (165,685)	$ (21,496)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating assets and liabilities:		
Prepaid expenses	(10,000)	-
Accounts payable	85,795	-
Due to related party	21,951	
Net cash used in operating activities	(67,939)	(21,496)
Cash Flows from Financing Activities		
Proceeds from loans payable, related party	86,003	20,496
Capital contribution	-	1,000
Net cash provided by financing activities	86,003	21,496
Net change in cash and cash equivalents	18,064	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ 18,064	$ -
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

GrubDial Inc.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

GrubDial, Inc. ("the Company") was incorporated in the State of Delaware on November 12, 2024. The Company is engaged in the development of a technology-based platform designed to enhance food ordering, delivery coordination, and restaurant workflow efficiency. The Company's headquarters are in Princeton, New Jersey.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has cash and cash equivalents amounting to $18,064 and $0 as of December 31, 2025 and 2024, respectively.

Prepaid Expenses

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include services or other contracts requiring upfront payments. The Company has prepaid expenses amounting to $10,000 and $0 as of December 31, 2025, and 2024, respectively.

Accounts Payable

Accounts payable represent amounts due to vendors and service providers for goods and services received in the ordinary course of business. These liabilities are recorded at their invoiced amounts and are typically settled within standard payment terms. The Company evaluates accounts payable for any disputes or adjustments and records them accordingly. The Company has accounts payable amounting to $85,795 and $0 as of December 31, 2025 and 2024, respectively.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Revenue Recognition

The Company has not commenced revenue-generating operations as of December 31, 2025 and 2024; therefore, the Company recognized no revenue during these years. The Company will apply ASC 606, Revenue from Contracts with Customers, upon initiating operations and will recognize revenue when control of promised services is transferred to customers in an amount that reflects the consideration expected to be received.

Income Taxes

The Company accounts for income taxes under the asset and liability method, as required by ASC 740, *Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss ("NOL") and tax credit carryforwards. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of currently due taxes plus deferred taxes related primarily to differences between the basis of inventory, property and equipment, and accrued liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

GrubDial Inc.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

As of December 31, 2025 and 2024, the Company had no provision for federal or state income taxes due to operating losses for the year. The Company has not recognized any deferred tax assets related to these losses, as the realization of such assets is not considered more likely than not at this time.

The Company has evaluated its tax positions under ASC 740-10 and concluded that there are no material uncertain tax positions as of December 31, 2025 and 2024. The Company does not anticipate any significant changes to uncertain tax positions within the next 12 months.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOANS PAYABLE, RELATED PARTY, LONG-TERM

As of December 31, 2025 and 2024, the Company had an outstanding balance of $106,499 and $20,496, respectively, related to a non-interest-bearing promissory note issued to the Company's CEO on December 16, 2024. The note has a maximum commitment of $150,000; however, only $106,499 had been advanced to the Company as of the reporting date, primarily through the shareholder directly paying certain Company expenses.

The promissory note bears no interest, is payable on December 31, 2027, and may be prepaid at any time without penalty. Amounts under the note are recognized as a liability only to the extent that funds are advanced or expenses are paid on behalf of the Company.

Accordingly, the balances are presented as noncurrent related-party liabilities in the accompanying financial statements.

NOTE 4 – INCOME TAXES

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences as of December 31, 2025 and 2024. Accordingly, the deferred tax assets have been reduced by a valuation allowance. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NOTE 5 – EQUITY

Common Stock

GrubDial Inc.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

The Company is authorized to issue common stock with a par value of $0.00001 per share. As of December 31, 2024, the Company was authorized to issue 10,000,000 shares of common stock, which was amended in 2025 to increase the authorized shares to 12,000,000. As of December 31, 2025 and 2024, there was no shares of common stock issued and outstanding.

Preferred Stock

The Company is also authorized to issue 4,000,000 preferred stocks with a par value of $0.00001 per share. As of December 31, 2025, there were no preferred shares issued or outstanding.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 7 – LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company sustained a net loss of approximately $165,685 for the year ended December 31, 2025 and has an accumulated deficit of approximately $186,181 as of December 31, 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

To address these uncertainties, management is developing several plans intended to improve liquidity and finance future operations. As part of these plans, the Company is preparing to conduct an offering under Regulation Crowdfunding (Reg CF) through a funding portal. Under the anticipated offering terms, the Company expects to seek to raise a minimum of $50,000 and up to a maximum of $5,000,000, through the issuance of common stock at $2.00 per share, with a minimum investment of $250. If executed, management intends to use the proceeds primarily for working capital, product development, and marketing activities. As of December 31, 2025, the crowdfunding initiative is in the planning stage only, and no funds have been raised.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

As of April 30, 2026, the Company has raised a capital pursuant to Regulation CF, in which 16,650 units were subscribed for gross proceeds of $33,300. The proceeds were received after year-end and therefore not reflected in the accompanying financial statements.

Management's Evaluation

Management has evaluated subsequent events through May 21, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.